October 30, 2024

Paul Bullington
Chief Financial Officer
Uniti Group Inc.
2101 Riverfront Drive, Suite A
Little Rock, Arkansas 72202

       Re: Uniti Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Fiscal Quarters Ended June 30, 2024
           File No. 001-36708
Dear Paul Bullington:

        We have reviewed your September 12, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
30, 2024 letter.

Form 10-Q for the Fiscal Quarters Ended June 30, 2024
Non-GAAP Financial Measures, page 51

1. We note your response to prior comment 2. Please provide similar information in future filings. Also, quantify items in footnote 4 of the reconciliation. Provide us with your proposed future disclosure.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources
Outlook, page 56

2. We note your response to prior comment 3. Please provide us with your proposed future disclosure.
 October 30, 2024
Page 2

Form 10-K Fiscal Year Ended December 31, 2023
Note 2. Basis of Presentation and Consolidation
Immaterial Error Correction of Previously Issued Financial Statements, page 61

3. We note your response to prior comment 1. Given the quantitative significance of the error, and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was
       immaterial. Accordingly, we have concluded the Company   s consolidated
financial
       statements for the three and nine months ended September 30, 2023 are materially misstated and therefore, should be restated. Please tell us how you intend to address the error in your reporting.
        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology